Exhibit 99.1

Company announcement — No. 25 / 2019

Zealand Pharma delivers strong clinical results during the first half of 2019 and accelerates commercial build-up in the U.S.

Copenhagen, August 15, 2019 — Zealand Pharma A/S (“Zealand”) (Nasdaq: ZEAL) (CVR No. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of next generation peptide medicines, today announced financial results for the first half of 2019.

Emmanuel Dulac, President and Chief Executive Officer at Zealand Pharma, comments:

“We continue to advance our research and clinical development programs, and are accelerating the first steps in building commercial operations in the U.S. Our dasiglucagon franchise was strengthened by positive clinical results for both hypoglycemia rescue and the dual hormone bionic pancreas. We initiated clinical trials for both glepaglutide and ZP7570, expanding our development of potential treatments for people living with short bowel syndrome. Zealand Pharma delivered on plan during the first six months of 2019, and we expect to achieve rapid progress throughout our clinical development programs.”

Financial results for the first half of 2019

•                  Revenue of DKK 19.9 million / USD 3.0 million (DKK 24.9 million / USD 3.9 million in the first six months of 2018).

•                  Net operating expenses of DKK 292.1 million / USD 44.5 million (DKK 225.3 million / USD 35.2 million in the first six months of 2018).

•                  Net operating result of DKK -272.1 million / USD -41.5 million (DKK -203.5 million / USD -31.8 million in the first six months of 2018).

•                  Cash including marketable securities amounted to DKK 1,142.1 million / USD 174.1 million as of June 30, 2019 (June 30, 2018: DKK 461.3 million / USD 72.2 million).

Business highlights for the second quarter of 2019 and subsequent events

•                  Primary and all key secondary endpoints achieved in confirmatory Phase 3 study with dasiglucagon HypoPal® rescue pen. Accelerated build-up of U.S. operations to prepare for commercialization.

•                  Unprecedented glycemic control demonstrated in first Phase 2 home-use clinical trial testing the iLet™ bionic pancreas with dasiglucagon for autonomous management of Type 1 diabetes.

•                  Significant progress in Phase 3 program with dasiglucagon for the treatment of congenital hyperinsulinism in children.

•                  Continued good progress in Phase 3 program with glepaglutide for short bowel syndrome, with first patients rolling into the long-term extension trial.

•                  Phase 1 study initiated with ZP7570 as a potential next-generation novel treatment for short bowel syndrome.

•                  Emmanuel Dulac appointed as President and Chief Executive Officer, effective April 22, 2019.

•                  Andrew Parker leaves the role of Executive Vice President and Chief Scientific Officer, effective August 31, 2019.

Financial guidance for 2019

In 2019, Zealand expects revenue from existing license agreements. However, since such revenue is uncertain in terms of size and timing, Zealand does not guide on such revenue.

Net operating expenses in 2019 are now expected to be within DKK 580-600 million, changed from previous DKK 550-570 million. Change in guidance is mainly related to strong clinical progress resulting in additional spend on ZP7570 and dasiglucagon CHI programs, and accelerated build-up in the U.S. to prepare for commercialization of glepaglutide and dasiglucagon.

Pipeline

Short bowel syndrome

Glepaglutide

Zealand is developing treatments for gastrointestinal diseases, with current focus on short bowel syndrome (SBS). One of the leading programs in Zealand’s pipeline is glepaglutide, a long-acting GLP-2 analog being developed in an auto-injector with potential for convenient weekly administration. The Phase 3 program was initiated in 2018 and results from the pivotal Phase 3 trial are expected in 2020.  The trial seeks to establish the efficacy and safety of once- and twice-weekly administration of glepaglutide in patients with SBS. The primary endpoint is to evaluate the reduction in weekly parenteral support volume from baseline to week 24. Orphan drug designation is granted in the U.S.

ZP7570

ZP7570 is a potential first-in-class and long-acting GLP-1R/GLP-2R dual agonist. ZP7570 is designed to improve management of SBS beyond what is achievable with mono GLP-2 treatments, and may represent a next level of innovation for helping SBS patients to further realize full potential for intestinal rehabilitation. The Phase 1 clinical study was initiated in June 2019.

Diabetes / Obesity

Dasiglucagon is Zealand’s lead drug in development to improve the treatment of metabolic diseases.  Dasiglucagon is a stable glucagon analog being developed in three distinct forms and indications:

•                  Dasiglucagon HypoPal® rescue pen for severe hypoglycemia

The ready-to-use dasiglucagon rescue pen, the HypoPal®, is designed to offer people with diabetes fast and effective treatment for severe hypoglycemia. In the pivotal Phase 3 trial, primary and all key secondary endpoints were successfully achieved. Results from a confirmatory Phase 3 study announced in May 2019 demonstrate that the median time to blood glucose recovery was 10 minutes for dasiglucagon, which was superior to placebo (median: 35 min; p<0.001) and identical to a median time to rescue of 10 minutes observed in the pivotal Phase 3 trial. Likewise, the dasiglucagon pharmacokinetic profiles were consistent between the two trials.

A pediatric trial is ongoing with results expected in September 2019. The submission of the New Drug Application (NDA) with the U.S. FDA is planned for early 2020. Build-up of U.S. operations has been accelerated to prepare for commercialization, and recruitment for key leadership positions has begun.

•                  Dasiglucagon dual-hormone artificial pancreas for automated diabetes management

Zealand is developing a 1 ml cartridge containing dasiglucagon, intended for use in dual-hormone artificial pancreas pumps.

We are collaborating with Beta Bionics, developer of the iLet™, a pocket-sized, dual-chamber, autonomous, glycemic control system. The iLet mimics a biological pancreas by calculating and dosing insulin and/or glucagon (dasiglucagon) as needed, based on data from the diabetic person’s continuous glucose monitor. Zealand has invested USD 5 million in Beta Bionics.

Top-line results from the first ever home-use, out-patient Phase 2 trial in patients with Type 1 diabetes with dasiglucagon in the iLet were announced in June 2019. The preliminary data analysis demonstrated that the bihormonal iLet using dasiglucagon provided superior glycemic control over the insulin-only iLet. During the bihormonal period, 90% of participants had a mean CGM glucose level of < 154 mg/dL, a level that corresponds to an HbA1c level of 7%, the therapeutic goal for adults with Type 1 Diabetes recommended by the American Diabetes Association. In the insulin-only period only 50% of participants had a mean CGM glucose level < 154 mg/dL. Importantly these glycemic targets were achieved while time spent with blood glucose levels < 54 mg/dL was only 0.3% in the bihormonal and 0.6% in the insulin only arm.

•                  Dasiglucagon for congenital hyperinsulism (CHI)

The potential of chronic dasiglucagon infusion delivered via a pump to prevent hypoglycemia in children with CHI is being evaluated in a Phase 3 program. The aim is to reduce or eliminate the need for intensive hospital treatment, reduce the frequency of dangerous low blood glucose and need for constant feeding, and to potentially delay or eliminate the need for pancreatectomy. The U.S. FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI, and the U.S. FDA approved Zealand’s investigational new drug (IND) application.

The first Phase 3 trial with children aged three months to 12 years was initiated in May 2019 and six children have been randomized as of July. The second Phase 3 trial with children from 7 days up to one year of age is expected to start later in 2019. The first children were enrolled in the long-term Phase 3 extension study in May 2019.

Long-acting GLP1-GLU dual agonist for obesity and/or diabetes (with Boehringer Ingelheim)

The glucagon/GLP-1 dual agonist activates two key gut hormone receptors simultaneously and may offer better blood sugar and weight-loss control than current single-hormone receptor agonist treatments. The lead molecule is targeting treatment of diabetes and obesity, and based on encouraging Phase 1a clinical trial results, the molecule is currently being evaluated in a multiple-ascending dose Phase 1b trial with the once-weekly dosing. Results from that trial and subsequent decision on Phase 2 are expected in 2019.

Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand is eligible to receive up to EUR 386 million in milestone payments (of which EUR 365 million is outstanding) and high-single to low-double digit royalties on global sales.

Long-acting amylin analog for obesity and/or diabetes (with Boehringer Ingelheim)

The current once-weekly amylin analog lead molecule for treatment of diabetes/obesity is anticipated to enter Phase 1 clinical testing in 2019. In pre-clinical studies, Zealand and Boehringer Ingelheim observed that the novel, long-acting amylin analog may prevent the development of obesity in pre-clinical models, suggesting its potential use in treating obesity and obesity-related comorbidities.

Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand is eligible to receive up to EUR 295 million in milestone payments (of which EUR 283 million is outstanding) and royalties on global sales.

Pre-Clinical Programs

Complement inhibitors (with Alexion Pharmaceuticals)

Zealand and Alexion Pharmaceuticals announced in March that they will collaborate on the discovery and development of novel peptide therapies for complement-mediated diseases. Under the terms of the agreement, Alexion and Zealand entered into an exclusive collaboration for the discovery and development of subcutaneously delivered peptide therapies directed to up to four complement pathway targets. The lead program is a long-acting inhibitor of Complement C3 which has the potential to treat a broad range of complement mediated diseases. Zealand will lead the joint discovery and research efforts through the preclinical stage, and Alexion will lead development efforts beginning with IND filing and Phase 1 studies. Zealand received an immediate upfront payment of USD 25 million for the first target, with Alexion making a concurrent USD 15 million equity investment in Zealand Pharma at a premium to the market price. For the lead target, Zealand is eligible to receive up to USD 610 million in development and sales milestone payments, plus royalties on global sales in the high single to low double digits. Each of the three subsequent targets can be selected for an option fee of USD 15 million and has potential for additional development and sales milestones, and royalty payments at a reduced level to the lead target. For the accounting treatment please refer to Note 2 of the condensed consolidated interim financial statements.

GIP analogs

Expanding on our GLP-1 experience, we have discovered potent selective analogs of gastric inhibitory peptide (GIP) and extended this to single peptides that have dual activity at both GIP and GLP-1 receptors as well as single peptides with triple activity at GIP, GLP-1 and glucagon receptors. These peptides have therapeutic potential to treat metabolic diseases such as type 2 diabetes and obesity with early clinical validation of GIP/GLP-1 dual agonist provided by a Phase 2 study reported in 2018 (Frias et al, The Lancet 392:2180-2193).

Ion Channel Blockers

We have identified novel peptides that are potent and selective blockers of ion channels that may play roles in gastrointestinal inflammation. Further optimization is required and we expect these programs to contribute to the clinical pipeline in the future.

Conference call today at 4:00 pm CET / 10:00 am ET

Zealand’s Management will host a conference call today at 4:00 pm CET to present results through the first half year of 2019. Participating in the call will be Chief Executive Officer Emmanuel Dulac, Chief Medical and Development Officer Adam Steensberg, with the corporate management team in attendance. The presentation will be followed by a Q&A session.

The conference call will be conducted in English, and the dial-in numbers are:

Denmark:	+45 32 72 80 42
United Kingdom:	+44 (0) 844 571 8892
United States:	+1 631 510 7495
France, Paris	+33 (0) 176700794
Netherlands, Amsterdam	+31 (0) 207143545

Passcode	9478582

A live audio webcast of the call, including an accompanying slide presentation, will be available via the following link, https://edge.media-server.com/m6/p/dzhe5vjk, also accessible from the Investor section of Zealand’s website (www.zealandpharma.com). Participants are advised to register for the webcast approximately 10 minutes before the start.

A recording of the event will be available on the Investor section of Zealand’s website following the call.

For further information, please contact:

Emmanuel Dulac, President and Chief Executive Officer

Tel: +45 50 60 36 36, e-mail: edu@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

Tel: +45 50 60 37 78, e-mail: lpm@zealandpharma.com

NOTE: DKK/USD Exchange rates used: June 30, 2019 = 6.5585 and June 30, 2018 = 6.3926

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.

Safe Harbor/Forward-Looking Statements

The above information contains forward-looking statements that provide our expectations or forecasts of future events such as new product introductions, clinical development activities and anticipated results, product approvals and financial performance. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations and it may cause any or all of our forward-looking statements here or in other publications to be wrong. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of clinical trials and other development activities, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Zealand’s products, introduction of competing products, Zealand’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Certain assumptions made by Zealand are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with a product that is prescribed for unapproved uses, are made taking into account past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the United States, prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Zealand, promotion of unapproved uses is strictly prohibited.

Key figures for the Group

INCOME STATEMENT AND COMPREHENSIVE INCOME	Note	Q2 2019	Restated Q2 2018	H1 2019	Restated H1 2018	FY 2018
Revenue		19,918	15,136	19,918	24,858	37,977
Royalty expenses		-184	-2,043	-184	-3,356	-3,356
Research and development expenses		-135,423	-120,036	-256,910	-208,952	-438,215
Administrative expenses		-20,736	-8,329	-35,191	-16,335	-43,542
Other operating income		137	199	295	249	1,099,526
Operating result		-136,288	-115,073	-272,072	-203,536	652,390
Net financial items		-2,171	3,393	4,794	-6,873	-27,334
Result before tax		-138,459	-111,680	-267,278	-210,409	625,056
Income tax	(1)	1,333	1,375	2,641	2,750	-43,774
Net result for the period		-137,126	-110,305	-264,637	-207,659	581,282
Comprehensive income/loss for the period		-137,126	-110,305	-264,637	-207,659	581,282
Earnings/loss per share — basic/diluted (DKK)		-4.33	-3.59	-8.47	-6.77	18.94

STATEMENT OF FINANCIAL POSITION		June 30, 2019	Restated June 30, 2018	Restated Dec 31, 2018
Cash and cash equivalents		840,802	387,022	860,635
Restricted cash		0	6,074	0
Marketable securities		301,292	74,315	298,611
Total assets		1,229,399	522,130	1,229,797
Share capital (‘000 shares)		31,815	30,751	30,787
Equity		966,778	316,237	1,116,281
Equity ratio	(2)	0.79	0.61	0.90
Royalty bond		0	143,435	0

CASH FLOW		H1 2019	Restated H1 2018	FY 2018
Cash (outflow)/inflow from operating activities		-90,687	-206,380	-460,400
Cash (outflow)/inflow from investing activities		-29,852	-1,602	881,905
Cash inflow/(outflow) from financing activities		102,517	-702	-155,449
Purchase of property, plant and equipment		-439	-1,585	-4,038
Free cash flow	(3)	-91,127	-207,965	-464,438

OTHER		June 30, 2019	Restated June 30, 2018	Dec 31, 2018
Share price (DKK)		142.70	84.00	82.40
Market capitalization (MDKK)	(4)	4,540	2,583	2,537
Equity per share (DKK)	(5)	30.45	10.31	36.33
Average number of employees		163	143	146
Number of full time employees at the end of the period		172	144	149

Notes:

(1) Zealand expects to be eligible to receive up to DKK 5.5 million in income tax benefit for 2019, of which DKK 2.6 million has been recognized for the period.

(2) Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date.

(3) Free cash flow is calculated as the sum of cash flows from operating activities and purchase of property, plant and equipment.

(4) Market capitalization is calculated as outstanding shares at the balance sheet date times the share price at the balance sheet date.

(5) Equity per share is calculated as shareholders’ equity divided by total number of shares less treasury shares.

Financial review

(Comparative figures for the corresponding period in 2018 are shown in brackets except for the financial position, which expresses the comparative figures as of December 31, 2018)

Income statement

The net result for the first half year of 2019 was a loss of DKK 264.6 million compared to a loss of DKK 207.7 million for the same period of 2018.

Revenue

Revenue for the first half of 2019 amounted to DKK 19.9 million (24.9). The agreement with Alexion entered into in March 2019 has impacted revenue by DKK 18.3 million in the first half of 2019. Revenue same period 2018 was DKK 38.0 million where royalty from Sanofi amounted to DKK 24.9 million.

Royalty expenses

The royalty expenses for the first half year of 2019 amounted to DKK 0.2 million, whereas DKK 3.4 million were recognized in the same period of 2018.

Research and development expenses

Research and development expenses for the first half of 2019 amounted to DKK 257.0 million (209.0), an increase of 23% versus the same period in 2018. The costs mainly relate to the clinical development of the three dasiglucagon programs and of glepaglutide for short bowel syndrome, as well as pre-clinical research activities. Research activities related to Alexion agreement is progressing according to plan.

Administrative expenses

Administrative expenses for the first half year of 2019 amounted to DKK 35.2 million (16.3) and consisted of expenses for administrative personnel, company premises, investor relations, etc. The increase is due to higher consultancy and legal costs and increased compensation expenses.

Other operating income

Other operating income for the first half year of 2019 amounted to DKK 0.3 million (0.2).

Operating result

The operating result for the first half year of 2019 was DKK -272.1 million (-203.5).

Net financial items

Net financial items consists of interest income, banking fees and impact from adjustments from changes in currencies. Net financial items for the first half year of 2019 amounted to an income of DKK 4.8 million (-6.9). The development for the first half year of 2019 as compared to the same period of 2018 is a result of interest income and dividend from investments, adjustments from changes in currencies and that the royalty bond was redeemed in 2018.

Result before tax

Result before tax for the first half year of 2019 came to DKK -267.3 million (-210.4).

Income tax

As a consequence of a negative result in the first half year of 2019, Zealand is eligible to receive up to DKK 5.5 million in income tax benefit for 2019, of which DKK 2.6 million has been recognized in the period.

No deferred tax asset has been recognized in the statement of financial position due to uncertainty as to whether tax losses carried forward can be utilized.

Net result and comprehensive result

Net result and comprehensive result for the first half year of 2019 amounted to DKK -264.6 million (-207.7).

Equity

Equity stood at DKK 966.8 million (1,116.3) at the end of the period, corresponding to an equity ratio of 79% (90%). The decrease in equity is mainly due to the loss for the period.

Marketable securities, cash and cash equivalents

As of June 30, 2019, marketable securities, cash and cash equivalents amounted to DKK 1,142.1 million (1,159.2). The slight decrease in cash and cash equivalents is a consequence of the operating loss for the period offset by cash inflow from agreement with Alexion.

Cash flow

Cash flow from operating activities amounted to DKK -90.7 million (-206.4) and mainly related to higher research and development costs offset by the upfront payment from agreement with Alexion.

Cash flow from investing activities amounted to DKK -29.9 million (-1.6) related to investments in laboratory equipment, payment for the Beta Bionics investment and payment for royalty expenses related to the sale of future royalty and milestones (remainder balance from the 2018 transaction).

Cash flow from financing activities amounted to DKK 102.5 million (-0.7) primarily related to the equity investment from the agreement with Alexion.

The total cash flow for the first half year of 2019 amounted to DKK -18.0 million (-208.7).

Risk factors

This interim report contains forward-looking statements, including forecasts of future expenses as well as expected business related events. Such statements are subject to risks and uncertainties as various factors, some of which are beyond the control of Zealand, may cause actual results and performance to differ materially from the forecasts made in this interim report. Without being exhaustive, such factors include e.g. general economic and business conditions, including legal issues, scientific and clinical results, fluctuations in currencies, etc. A more extensive description of risk factors can be found in the 2018 Annual Report under the section Risk management and internal control.

Management’s statement on the interim report

The Board of Directors and the Management have considered and adopted the interim report of Zealand Pharma A/S for the period January 1 — June 30, 2019.

The report has been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and the additional Danish disclosure requirements for listed companies.

In our opinion, the interim report gives a true and fair view of the Group’s assets, equity and liabilities and financial position at June 30, 2019 as well as of the results of the Group’s operations and cash flow for the period January 1 — June 30, 2019.

Moreover, in our opinion, the Management’s Review gives a true and fair view of the development in the Company’s operations and financial conditions, of the net result for the period and the financial position while also describing the most significant risks and uncertainty factors that may affect the Group.

Copenhagen, August 15, 2019

Management

Emmanuel Dulac	Adam Sinding Steensberg
President and	Executive Vice President and
Chief Executive Officer	Chief Medical and Development Officer

Board of Directors

Alf Gunnar Martin Nicklasson	Kirsten Aarup Drejer	Jeffrey Berkowitz
Chairman	Vice Chairman	Board member

Bernadette Mary Connaughton	Leonard Kruimer	Alain Munoz
Board member	Board member	Board member

Michael John Owen	Hanne Heidenheim Bak	Jens Peter Stenvang
Board member	Board member	Board member
	Employee elected	Employee elected

Independent auditor’s review report on the condensed consolidated interim financial statements

To the shareholders of Zealand Pharma A/S

We have reviewed the accompanying condensed consolidated interim financial statements of Zealand Pharma A/S for the period January 1 – June 30, 2019, pages 13-24, which comprise the income statement, statement of comprehensive income (loss), statement of cash flows, statement of financial position and statement of changes in equity and a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the condensed consolidated interim financial statements

Management is responsible for the preparation of the condensed consolidated interim financial statements that give a true and fair view in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and the additional Danish disclosure requirements for listed companies and for such internal control as Management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the condensed consolidated interim financial statements. We conducted our review in accordance with International Standard on Review Engagements to Review of Interim Financial Information Performed by the Independent Auditor of the Group and additional requirements under Danish audit regulation. This requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated interim financial statements, taken as a whole, are not prepared in all material respects in accordance with the applicable financial reporting framework. This also requires us to comply with relevant ethical requirements.

A review of the condensed consolidated interim financial statements in accordance with the International Standard to Review of Interim Financial Information Performed by the Independent Auditor of the Group is a limited assurance engagement. The auditor performs procedures primarily consisting of making inquiries of management and others within the Group, as appropriate, and applying analytical procedures, and evaluates the evidence obtained.

The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements does not present fairly in all material respects, the financial position of the Group as at June 30, 2019, and of its financial performance and its cash flows for the period January 1-June 30, 2019 in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and the additional Danish disclosure requirements for listed companies.

Emphasis of matter

We draw attention to note 1 of the condensed consolidated interim financial statements, which describes the effects of the restatement of prior period figures related to royalty revenue and royalty expenses as well as warrants’ expenses. Our report is not modified in respect of this matter.

Copenhagen, August 15, 2019

Deloitte

Statsautoriseret Revisionspartnerselskab

Business Registration No 33 96 35 56

Sumit Sudan

State-Authorized Public Accountant

MNE no mne33716

Condensed consolidated interim financial statements

Condensed consolidated statement of profit and loss for the three and six month periods ended June 30, 2019 and 2018 and the twelve month period ended December 31, 2018.

DKK thousand	Note	Q2 2019	Restated Q2 2018	H1 2019	Restated H1 2018	FY 2018

Revenue	2	19,918	15,136	19,918	24,858	37,977
Royalty expenses		-184	-2,043	-184	-3,356	-3,356
Research and development expenses		-135,423	-120,036	-256,910	-208,952	-438,215
Administrative expenses		-20,736	-8,329	-35,191	-16,335	-43,542
Other operating income		137	199	295	249	1,099,526
Operating result		-136,288	-115,073	-272,072	-203,536	652,390

Financial income		2,763	7,060	10,296	8,936	9,988
Financial expenses		-4,934	-3,667	-5,502	-15,809	-37,322
Result before tax		-138,459	-111,680	-267,278	-210,409	625,056

Income tax		1,333	1,375	2,641	2,750	-43,774
Net result for the period		-137,126	-110,305	-264,637	-207,659	581,282

Earnings/loss per share – basic DKK	3	-4.33	-3.59	-8.47	-6.77	18.94
Earnings/loss per share – diluted DKK	3	-4.33	-3.59	-8.47	-6.77	18.94

Condensed consolidated statements of comprehensive income (loss) for the three and six months period ended June 30, 2019 and 2018 and the twelve month period ended December 31, 2018.

DKK thousand	Note	Q2 2019	Restated Q2 2018	H1 2019	Restated H1 2018	FY 2018

Net result for the period		-137,126	-110,305	-264,637	-207,659	581,282
Other comprehensive income		0	0	0	0	0
Comprehensive result for the period		-137,126	-110,305	-264,637	-207,659	581,282

Condensed consolidated statements of cash flow for the six month periods ended June 30, 2019 and 2018 and the twelve month period ended December 31, 2018.

DKK thousand	Note	H1 2019	Restated H1 2018	FY 2018

Net result for the period		-264,637	-207,659	581,282
Adjustments for non-cash items		11,256	15,212	101,926
Change in working capital		1,139	-9,194	12,785
Financial income received		3,372	2,884	5,283
Financial expenses paid		-870	-7,623	-16,705
Sale of future royalties and milestones		0	0	-1,105,471
Deferred revenue	2	159,053	0	0
Income tax receipt		0	0	5,500
Income tax paid		0	0	-45,000
Cash (outflow)/inflow from operating activities		-90,687	-206,380	-460,400

Transfer from restricted cash related to the royalty bond		0	0	6,124
Royalty expenses regarding sale of future royalty and milestones		-6,575	0	-170,331
Sale of future royalties and milestones		0	0	1,275,802
Change in deposit		-59	-17	-33
Purchase of other investments		-22,804	0	0
Purchase of marketable securities		0	0	-299,849
Sale of marketable securities		0	0	74,230
Purchase of property, plant and equipment		-439	-1,585	-4,038
Sale of property, plant and equipment		25	0	0
Cash (outflow)/inflow from investing activities		-29,852	-1,602	881,905

Proceeds from issue of shares related to exercise of warrants	7	20,959	0	2,862
Proceeds from capital increase	7	85,585	0	0
Leasing installments		-4,027	0	0
Repayment of royalty bond		0	-702	-158,311
Cash inflow/(outflow) from financing activities		102,517	-702	-155,449

Decrease/increase in cash and cash equivalents		-18,022	-208,684	266,056
Cash and cash equivalents at beginning of period		860,635	588,718	588,718
Exchange rate adjustments		-1,811	6,988	5,861
Cash and cash equivalents at end of period		840,802	387,022	860,635

Condensed consolidated statements of financial position as of June 30, 2019 and 2018 and the twelve month period ended December 31, 2018

DKK thousand	Note	June 30, 2019	Restated June 30, 2018	Restated Dec 31, 2018
ASSETS

Non-current assets
Plant and machinery		12,052	14,137	13,650
Other fixtures and fittings, tools and equipment		1,602	1,070	1,794
Leasehold improvements		139	246	186
Right of use assets		3,334	0	0
Deposits		2,821	2,746	2,762
Restricted cash		0	6,074	0
Other investments	5	32,852	9,589	32,582
Total non-current assets		52,800	33,862	50,974

Current assets
Trade receivables		21	8,916	3,274
Prepaid expenses		24,921	7,725	11,740
Income tax receivable		2,906	8,250	1,195
Other receivables	4	6,657	2,040	3,368
Marketable securities	5	301,292	74,315	298,611
Cash and cash equivalents	6	840,802	387,022	860,635
Total current assets		1,176,599	488,268	1,178,823

TOTAL ASSETS		1,229,399	522,130	1,229,797

EQUITY AND LIABILITIES
Share capital	7	31,815	30,751	30,787
Share premium		2,071,584	1,946,406	1,957,478
Retained loss		-1,136,621	-1,660,920	-871,984
Equity		966,778	316,237	1,116,281

Royalty bond		0	143,435	0
Non-current liabilities		0	143,435	0

Trade payables		44,600	29,636	32,652
Leasing		3,336	0	0
Deferred revenue		159,053	0	0
Other liabilities	9	55,632	32,822	80,864
Current liabilities		262,621	62,458	113,516

Total liabilities		262,621	205,893	113,516

TOTAL EQUITY AND LIABILITIES		1,229,399	522,130	1,229,797

Condensed consolidated statements of changes in equity as of June 30, 2019 and June 30, 2018

			Retained
	Share	Share	loss
DKK thousand	capital	premium	(restated)	Total
Equity at January 1, 2018	30,751	1,959,199	-1,475,281	514,669
Restatement (1)	0	-22,020	22,020	0
Equity at January 1, 2019 after restatement	30,751	1,937,179	1,453,261	514,669
Comprehensive loss for the period
Net loss for the period	0	0	-207,659	-207,659
Expenses for long term incentive programs	0	9,227	0	9,227
Equity at June 30, 2018	30,751	1,946,406	-1,660,920	316,237

Equity at January 1, 2019	30,787	1,979,493	-893,999	1,116,281
Restatement (1)	0	-22,015	22,015	0
Equity at January 1, 2019 after restatement	30,787	1,957,478	-871,984	1,116,281
Comprehensive loss for the period
Net loss for the period	0	0	-264,637	-264,637
Expenses for long term incentive programs	0	8,590	0	8,590
Capital increase	1,028	105,516	0	106,544
Equity at June 30, 2019	31,815	2,071,584	-1,136,621	966,778

(1)         Reclassification between share premium and retained loss arising from restatement of warrants. See note 1.

Note 1 — Significant accounting policies and significant accounting estimates and assessments

The condensed consolidated interim financial statements of Zealand Pharma A/S (“the Company”) have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by EU and additional Danish requirements for submission of interim reports for companies listed on Nasdaq Copenhagen. The condensed consolidated interim financial statements are presented in Danish kroner (DKK) which is the functional currency of the parent company.

Accounting policies

The accounting policies used in the condensed consolidated interim financial statements are consistent with those used in the Company’s Annual report for the year ended December 31, 2018 except for the implementation of IFRS 16 as discussed below.

The Company has adopted IFRS 16 Leases from January 1, 2019, using the modified retrospective approach whereby comparative figures are not restated.

The annual report of 2018 disclosed an operating lease commitment of DKK 67.5 million, of which DKK 61.5 million is related to leases not yet commenced as of January 1, 2019. Other adjustments amount to DKK 0.8 million resulting in a recognized lease liability of DKK 7.9 million at adoption.

The Company leases properties, equipment and cars. The Company recognizes leases as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases, which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 2.0%. The Company recognized a liability of DKK 7.9 million on January 1, 2019.

Short-term and low-value leases were included in the initial recognition. The Company has not applied any exemptions on the adoption of IFRS 16.

The associated right-of-use assets were at transition date measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the leases recognized in the balance sheet as at December 31, 2018. Property, plant and equipment increased by DKK 7.9 million on January 1, 2019.

In the income statement, application of IFRS 16 results in recognition of a depreciation of the right of use asset and an interest expense rather than an operating lease expense.

Significant accounting estimates and assessments

In the preparation of the condensed consolidated interim financial statements, Management makes several accounting estimates that form the basis for the presentation, recognition and measurement of the Company’s assets and liabilities.

In the application of the Company’s accounting policies, Management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The estimates used are based on assumptions assessed as reasonable by Management; however, estimates are inherently uncertain and unpredictable. The assumptions can be incomplete or inaccurate, and unexpected events or circumstances might occur. Furthermore, the Company is subject to risks and uncertainties that might result in deviations in actual results compared with estimates.

In Q2 2019, Management has reassessed based on experience, the expected term of warrants issued under the employee incentive programs. Historically, the contractual life has been applied. For warrants granted in Q2 2019, an expected life equal to the vesting period + 50% of the exercise period is applied resulting in an expected life of 4 years for warrants granted in Q2 2019. The assumptions made for new programs granted in Q2 2019 to determine the calculations using the Black-Scholes option pricing model are in accordance with the revised expected term of the warrants.  For further information regarding significant estimates related to employee incentive programs, please see Note 1 in the Annual Report 2018 and Note 10 below which describes the assumptions for the long term incentive and warrants programs granted in Q2 2019.

For further information regarding significant accounting estimates and judgments related to revenue recognition please see Note 1 in the Annual Report 2018 and Note 2 below related to the Alexion agreement entered into in Q1 2019.

Apart from the change discussed above, no significant changes have been made in accounting estimates and assessments in the period January 1 – June 30, 2019.

Immaterial restatements of prior period consolidated interim financial statements

There have been two restatements for the first half year of 2018.

This first restatement was identified in the first half of 2018 and relates to a misstatement in royalty revenue from Sanofi and related royalty expenses for the first half year of 2018. Please refer to the Interim report for the first half of 2018 and to the consolidated financial statements for the year 2018.

The second restatement is regarding warrants and was identified during Q1 2019. The Company grants on a regular basis equity settled warrants to Corporate Management and other employees. Historically, the warrants vested at grant date. Consequently, the full fair value at grant date has been recognized as an expense as of this date. Management has reconsidered the allocation of expenses of warrants and the impact on the accounting treatment. Management has concluded that accounting wise, the warrants vest at a future date as they become exercisable only upon continued employment during the time period from grant date up until the specified future date (i.e. the date upon which the warrants become exercisable). All warrants granted at one point in time vest on the same date (cliff vesting). The vesting period is typically 3 years resulting in straight-line recognition of the cost over 3 years rather than up front. Please refer to the Interim report for Q1 2019.

Note 2 — Revenue

Recognized revenue can be specified as follows for all agreements:

DKK thousand	Q2 2019	Q2 2018	H1 2019	H1 2018	FY 2018

Undisclosed counterpart	1,657	0	1,657	0	9,845
Alexion Pharmaceuticals Inc.	18,261	0	18,261	0	0
Protagonist Therapeutics, Inc.	0	0	0	0	3,274

Total license and milestone revenue	19,918	0	19,918	0	13,119

Sanofi-Aventis Deutschland GmbH	0	15,136	0	24,858	24,858
Total royalty income	0	15,136	0	24,858	24,858
Total revenue	19,918	15,136	19,918	24,858	37,977

Revenue for the first half of 2019 of DKK 19.9 million is mainly related to license, research and development agreement with Alexion Pharmaceuticals, Inc. entered into in March 2019. Please see below. First half of 2018 consisted of royalty revenue on Sanofi’s sales of Soliqua® 100/33 and Lyxumia® / Adlyxin™ (lixisenatide).

Agreement with Alexion Pharmaceuticals, Inc.

In March 2019, Zealand entered into a license, research and development agreement with Alexion Pharmaceuticals, Inc. (Alexion) to develop novel therapies to treat complement mediated diseases.

Under the Alexion license, research and development agreement, we received an immediate upfront non-refundable payment of USD 25 million for the C3 program and a concurrent USD 15 million equity investment in Zealand at a premium to the market price. The agreement also provides the potential for development-related milestones of up to USD 115 million, as well as up to USD 495 million in sales-related milestones and high single- to low double-digit royalty payments. Additional programs will provide further non-refundable upfront payments, development and sales milestone and royalties.

Accounting treatment

The non-refundable up-front fee was allocated to the combined license and research and development services and is being recognized as revenue along with provision of the research and development services under the lead program. Expenses incurred to provide the services is being recognized when incurred. Management expects the service to be provided over a total of approximately 21 months. Further, the premium over the market share price on the Zealand shares subscribed by Alexion, DKK 12.7 million, is attributed to the Agreement as further consideration and consequently also recognized over the period over which the R&D services are provided. In total, Alexion has paid USD 40 million corresponding to DKK 262.9 million that as of June 30, 2019 has affected equity by DKK 85.6 million from the equity investment excluding the additional premium and deferred revenue by DKK 159.1 million after recognizing DKK 18.3 million as revenue in first half of 2019.

Note 3 — Earnings/Loss per share

The earnings/loss and weighted average number of ordinary shares used in the calculation of basic and diluted earnings/loss per share are as follows:

DKK thousand	Q2 2019	Restated Q2 2018	H1 2019	Restated H1 2018	FY 2018

Net earnings/loss for the period	-137,126	-110,305	-264,637	-207,659	581,282
Net earnings/loss used in the calculation of basic and diluted earnings/loss per share	-137,126	-110,305	-264,637	-207,659	581,282

Weighted average number of ordinary shares	31,712,834	30,751,327	31,312,379	30,751,327	30,754,948
Weighted average number of treasury shares	-64,223	-64,223	-64,223	-64,223	-64,223
Weighted average number of ordinary shares used in the calculation of basic and diluted earnings/loss per share	31,648,611	30,687,104	31,248,156	30,687,104	30,690,725

Earnings/loss per share - basic (DKK)	-4.33	-3.59	-8.47	-6.77	18.94

Earnings/loss per share - diluted (DKK)	-4.33	-3.59	-8.47	-6.77	18.94

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted loss per share:

Potential ordinary shares excluded due to anti-dilutive effect related to:

	June, 30, 2019	June 30, 2018	Dec 31, 2018

Outstanding warrants under the 2010 Employee incentive program	146,359	246,359	218,359
Outstanding warrants under the 2015 Employee incentive program	1,986,510	2,015,000	1,635,000
Total outstanding warrants, which are anti-dilutive	2,132,869	2,261,359	1,853,359

Note 4 — Other receivables

DKK thousand	June 30, 2019	Dec 31, 2018
VAT	4,497	2,980
Other	2,160	388
Total other receivables	6,657	3,368

Note 5 - Financial instruments

As of June 30, 2019 and December 31, 2018, the following financial instruments are carried at fair value:

DKK thousand	June 30, 2019	Dec 31, 2018

Marketable securities	301,292	298,611
Other investments	32,852	32,582
Financial assets measured at fair value	334,144	331,193

The fair value of marketable securities is based on Level 1 in the fair value hierarchy.

Other investments relate to a capital contribution made in Beta Bionics in December 2017 and December 2018. The contribution made in December 2018 of DKK 22.8 million was paid during the first quarter of 2019. The fair value is based on level 3 in the fair value hierarchy. The valuation is based on the capital contributions made which approximates fair value.  The Company revisits the assumptions on a quarterly basis based on the update of investee’s business plan.

There are no other financial instruments based on level 3 fair value hierarchy.

Below shows the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.

•                  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities

•                  Level 2 fair value measurements are those derived from input other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

•                  Level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable input)

The carrying amount of other financial assets and financial liabilities approximates the fair value.

Note 6 - Cash and cash equivalents

DKK thousand	June 30, 2019	Dec 31, 2018

DKK	342,823	343,585
USD	318,897	96,526
EUR	179,082	420,524
Total cash and cash equivalents	840,802	860,635

Note 7 — Changes in share capital

The following changes have occurred in the share capital during the respective interim periods:

No. of shares
Share capital at January 1, 2018	30,751,327
Share capital at June 30, 2018	30,751,327

No. of shares
Share capital at January 1, 2019	30,786,827
Capital increase on March 15, 2019	72,000
Capital increase on March 20, 2019	802,859
Capital increase on April 5, 2019	18,250
Capital increase on May 28, 2019	45,539
Capital increase on June 14, 2019	89,315
Share capital at June 30, 2019	31,814,790

Note 8 — Contingent assets

Zealand is eligible for a payment from Sanofi of up to USD 15.0 million, expected in 2020. However, it is Management’s opinion that the amount of any payment cannot be determined on a sufficiently reliable basis, and therefore not recognized an asset in the financial position of the Group.

Note 9 — Other liabilities

DKK thousand	June 30, 2019	Dec 31, 2018

Severance payment	1,520	925
Employee benefits	21,904	34,971
Royalty payable to third party	0	6,682
Investment in Beta Bionics	0	22,803
Other payables	32,208	15,483
Total other liabilities	55,632	80,864

Note 10 — Long term incentive and warrant programs

On April 10, 2019, Zealand granted 397,750 new warrants to the employees.

A total of 397,750 warrants have been granted, giving the rights to subscribe for up to 397,750 new Zealand shares with a nominal value of DKK 1 each, corresponding to 1.3% of the Company’s total outstanding share capital. The exercise price is DKK 127.00, calculated as the closing price of Zealand’s shares on Nasdaq Copenhagen on Tuesday, April 9, 2019.

The exercise of the warrants may take place, in whole or in part, in defined time windows from April 10, 2022 up to and including April 10, 2024.

The total new warrants granted have a combined market value of DKK 16,681,635 calculated on the basis of the Black—Scholes model, including a four-year historic volatility of 43.5%, a four-year risk-free interest rate of -0.44% and a share price of DKK 127.00.

Total cost for this warrant program has been recognized with DKK 1,149,874 in first half of 2019.

On June 13, 2019, Zealand granted 194,364 new warrants to the employees.

A total of 194,364 warrants have been granted, giving the rights to subscribe for up to 194,364 new Zealand shares with a nominal value of DKK 1 each, corresponding to 0.6% of Zealand’s total outstanding share capital. The exercise price is DKK 138.60, calculated as the closing price of Zealand’s shares on Nasdaq Copenhagen on June 12, 2019.

25,976 warrants will vest annually over a three year period, and the exercise of the warrants may take place, in whole or in part, in defined time windows from June 13, 2020 up to and including June 13, 2024. 168,388 warrants will vest over a three-year period, and the exercise of the warrants may take place, in whole or in part after the three-year period, in defined time windows from June 13, 2022 up to and including June 13, 2024.

The exercise time windows for all granted warrants are defined as four times a year during a four-week window starting from the time of publication of either the Zealand’s annual report or quarterly or semi-annual reports (three, six and nine months respectively).

The total new warrants granted have a combined market value of DKK 8,754,300 calculated on the basis of the Black—Scholes model, including a four-year historic volatility of 43.0%, a four-year risk-free interest rate of -0.59% and a share price of DKK 138.60.

Total cost for this warrant program has been recognized with DKK 150,871 in first half of 2019.

June 13, 2019 implementation of new long-term incentive program (LTIP) for Zealand’s Executive and Corporate Management was announced.

The LTIP is intended to drive long-term performance, alignment of management’s interests with those of Zealand’s shareholders, and to support the attraction, retention and motivation of first-rate executive talent.

Under the LTIP, the Executive Management and Corporate Management are eligible to receive a number of performance share units at no cost, as determined by the board of directors. Thereafter, performance share units are expected to be granted annually (together with any share based long term incentive program, up to a maximum of 10% of Zealand’s share capital).

The performance share units will vest over a three-year period. The vesting period is from June 13, 2019 to June 13, 2022. The performance share units that have not vested will lapse without any compensation.

The first performance share units were granted on June 13, 2019.

Each vested performance share unit entitles the holder to receive one share in Zealand at no cost provided that targets are met.

The targets for the grant under the LTIP are related to Zealand’s filing of a submission for a New Drug Approval (“NDA”) to the Food and Drug Administration (“FDA”) in the United States and Zealand’s receipt of an approval letter from the FDA for this NDA application.

The value of the program has been calculated with a value of DKK 3.2 million.

The number of performance share units granted is 22,915 determined based on the average share price of the shares of the Company for the three-day trading period following the latest open trading window preceding the allotment.

Note 11 — Significant events after the end of the reporting period

On July 29, 2019 Zealand announced that Executive Vice President and Chief Scientific Officer Andrew Parker will leave his role, effective August 31, 2019.

Except as noted above, no other significant events have occurred after the end of the reporting period.